                                                                                                       EXHIBIT 12.1



                                                       VALERO ENERGY CORPORATION
                                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                         (Dollars in Thousands)

                                             Year Ended                 Year Ended
                                         December 31, 1994           December 31, 1993         Year Ended December 31,
                                      Pro Forma<F1> Historical Pro Forma<F1> Historical      1992       1991       1990

Pretax income from continuing
  operations . . . . . . . . . . . . .  $ 31,289     $ 42,782    $ 76,698     $ 68,224    $131,419   $146,367   $145,593
Add (Deduct):
   Net interest expense<F4>. . . . . .    98,695       76,921      89,413       37,182      30,423     12,540     18,067
   Amortization of previously
     capitalized interest. . . . . . .     6,847        6,282       6,300        4,998       4,544      3,457      3,416
   Interest portion of rental
     expense<F2> . . . . . . . . . . .     8,259        6,695       8,003        4,316       4,214      3,913      4,256
   Distributions (less than)/in
      excess of equity in earnings
      of VNGP, L.P.<F3>. . . . . . . .      -          18,968        -          (4,970)     (1,067)     1,030     (5,603)
   Distributions (less than) equity
      in earnings of joint
      ventures<F4> . . . . . . . . . .    (2,437)      (2,437)       -            -           -          -          -
      Earnings as defined. . . . . . .  $142,653     $149,211    $180,414     $109,750    $169,533   $167,307   $165,729

Net interest expense<F4> . . . . . . .  $ 98,695     $ 76,921    $ 89,413     $ 37,182    $ 30,423   $ 12,540   $ 18,067
Capitalized interest . . . . . . . . .     2,558        2,365      14,048       12,335      15,853     25,408      6,499
Interest portion of rental
  expense<F2>. . . . . . . . . . . . .     8,259        6,695       8,003        4,316       4,214      3,913      4,256
      Fixed charges as defined . . . .  $109,512     $ 85,981    $111,464     $ 53,833    $ 50,490   $ 41,861   $ 28,822

Ratio of earnings to fixed charges . .      1.30x        1.74x       1.62x        2.04x       3.36x      4.00x      5.75x

<F1>
The pro forma computations reflect the consolidation of the Partnership with the Company for all of 1994 and 1993.

<F2>
The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

<F3>
Represents the Company's undistributed equity in earnings or distributions in excess of equity in earnings of the
Partnership for the periods prior to and including May 31, 1994.  On May 31, 1994, the Merger of the Partnership with the Company was consummated and the Partnership became a wholly owned subsidiary of the Company.

<F4>
The Company has guaranteed its pro rata share of the debt of Javelina Company, an equity method investee in which the
Company holds a 20% interest.  The interest expense related to the guaranteed debt is not included in the computation of the ratio as the Company has not been required to satisfy the guarantee nor does the Company believe that it is probable that it would be required to do so.
